Exhibit 99.2

Amarin Corporation plc

Period Ended 30 June 2005 Selected Data (UK GAAP - UNAUDITED)

	Three months ended 30 June		Six months ended 30 June
	2005	2004	2005	2004
	Total	Total	Total	Total
	$’000	$’000	$’000	$’000
Revenue:
Revenues from discontinued activities	—	(29)	—	1,017
Total revenues	—	(29)	—	1,017

Cost of sales:
Direct costs	—	—	—	107
Cost of sales from discontinued activities	—	—	—	107

Gross (loss)/profit
Discontinued activities	—	(29)	—	910
Total gross (loss)/profit	—	(29)	—	910

Operating expenses:
Research and development	2,885	—	3,862	—
Selling, General & Administrative	2,616	1,496	4,751	2,962
Amortisation of intangible assets	169	144	338	288
Operating expenses from continuing activities	5,670	1,640	8,951	3,250

Selling, General & Administrative from discontinued activities	—	—	—	1,575
Research & development from discontinued activities	—	1,383	—	1,383
Operating expenses from discontinued activities	—	1,383	—	2,958

Total research & development	2,885	1,383	3,862	1,383
Total selling, general & administrative	2,785	1,640	5,089	4,825

Total operating expenses	5,670	3,023	8,951	6,208

Operating (loss) from continuing activities	(5,670)	(1,640)	(8,951)	(3,250)
Operating (loss) on discontinued activities	—	(1,412)	—	(2,048)

Total operating (loss)	(5,670)	(3,052)	(8,951)	(5,298)

Exceptional income/(expense) - discontinued activities
Escrow proceeds of Q4 2003 Swedish disposal	—	—	—	350
(Loss) on disposal of US operations and certain products	—	(62)	—	(2,438)
(Loss)/gain on settlement of Elan debt	—	(14)	—	25,572
(Loss)/profit on ordinary activities before interest
Continuing activities	(5,670)	(1,640)	(8,951)	(3,250)
Discontinued activities	—	(1,488)	—	21,436
	(5,670)	(3,128)	(8,951)	18,186

Net interest payable and similar charges	(126)	(68)	(359)	(97)
(Loss)/income before taxes	(5,796)	(3,196)	(9,310)	18,089
				—
Income tax credit/(expense)	264	—	380	(7,500)

Net (loss)/income for the period	(5,532)	(3,196)	(8,930)	10,589

Weighted average shares - basic	43,282	17,940	40,413	17,940

(Loss)/income per share:
Basic	(0.13)	(0.18)	(0.22)	0.59
Diluted	(0.13)	(0.18)	(0.22)	0.59

Amarin Corporation plc

Period Ended 30 June 2005 Selected Data (UK GAAP - UNAUDITED)

Selected Income Statement Data - extract of continuing activities

	Three months ended 30 June		Six months ended 30 June
	2005	2004	2005	2004
	Total	Total	Total	Total
	$’000	$’000	$’000	$’000

Operating expenses:
Research and development	2,885	—	3,862	—
Selling, General & Administrative	2,616	1,496	4,751	2,962
Amortisation of intangible assets	169	144	338	288
Operating expenses from continuing activities	5,670	1,640	8,951	3,250

Operating (loss) from continuing activities	(5,670)	(1,640)	(8,951)	(3,250)

Selected Income Statement Data - extract of discontinued activities

	Three months ended 30 June		Six months ended 30 June
	2005	2004	2005	2004
	Total	Total	Total	Total
	$’000	$’000	$’000	$’000

Revenue:
Revenues from discontinued activities	—	(29)	—	1,017

Cost of sales:
Cost of sales from discontinued activities	—	—	—	107

Gross (loss)/profit
Discontinued activities	—	(29)	—	910
Total gross (loss)/profit		(29)		910

Operating expenses:
Selling,General & Administrative	—	—	—	1,575

Research & development	—	1,383	—	1,383

Total operating expenses from discontinued activities	—	1,383	—	2,958

Total operating (loss) from discontinued activities	—	(1,412)	—	(2,048)

Exceptional income/(expense) - discontinued activities
Escrow proceeds of Q4 2003 Swedish disposal	—	—	—	350
Loss on disposal of US operations and certain products	—	(62)	—	(2,438)
(Loss)/gain on renegotiation of Elan debt	—	(14)	—	25,572
(Loss)/profit on ordinary activities before interest - discontinued activities	—	(1,488)	—	21,436

Amarin Corporation plc

Period Ended 30 June 2005 Selected Data (UK GAAP - UNAUDITED)

	As at 30 June
	2005	2004
	$’000	$’000
1. Selected Balance Sheet Data

Fixed assets
Tangible	421	261
Intangible	9,965	3,755
	10,386	4,016
Current assets
Debtors	2,135	913
Cash	16,382	7,211
	18,517	8,124

Creditors - due within one year	(3,654)	(2,894)

Net current assets	14,863	5,230

Creditors - due after one year	—	(5,000)
Provisions for liabilities and charges	(652)	—
Net assets	24,597	4,246

Called up share capital (ordinary shares)	4,471	1,454
Treasury shares	(217)	—
Capital redemption reserve	27,633	27,633
Share premium account	102,644	70,227
Profit and loss reserve - brought forward (deficit)	(104,402)	(91,872)
Profit and loss reserve - current period (loss)	(5,532)	(3,196)

Shareholders’ funds	24,597	4,246

	Three months ended 30 June
	2005	2004
	$’000	$’000
2. EBITDA before exceptional items
Operating (loss) for period	(5,670)	(3,052)
amortisation	169	144
depreciation	31	20
EBITDA before exceptional items	(5,470)	(2,888)

3. The selected financial data set out above should be read in conjunction with our 2004 20-F Annual Report which is filed with the SEC.

4. (Loss)/income per share

Basic (loss)/income per share is calculated by dividing the (loss)/income attributable to ordinary shareholders by the weighted average number of shares in issue in the year. The (loss)/income attributable to ordinary shareholders is the net (loss)/income for the period.

Fully diluted (loss)/income per share is calculated using the weighted average number of ordinary shares in issue adjusted to reflect the effect of exercising those share options and warrants where the exercise price is less than the average market price of the ordinary shares during the period presented. Loss per share is not reduced by dilution.

5. Basis of preparation - Going Concern

As at 30 June 2005, Amarin had cash of $16.4 million.  On the basis of forecasted cashflow information, Amarin is forecast to have sufficient cash to fund the group’s operating activities into the second quarter of 2006.

Amarin intends to obtain additional funding through earning licensing fees from its partnering activities and/or completing further equity-based financings.  There is no assurance that Amarin’s efforts to raise additional funding will be successful.  If efforts are unsuccessful, there is uncertainty as to whether Amarin will be able to fund its business through the second quarter of 2006 and beyond.  These selected data do not include any adjustments that might be necessary should such funding not be available.

Amarin believes it will be successful in obtaining further funds as described above and the directors have therefore prepared the selected data on a going concern basis.

6. Future Investment Right

As part of the May financing, which raised gross proceeds of $17.78 million, investors were granted a future investment right, as follows:

If by March 15, 2006, the Company has not raised gross proceeds of at least $10 million (the “Future Financing Amount”) from one, or any combination of, the following sources: (i) revenues from the licensing or partnering of the Company’s intellectual property or proprietary information that are receivable prior to March 15, 2006; (ii) the issuance of Ordinary Shares at a price per Ordinary Share of at least $2.50; and/or (iii) funds received by the Company in connection with the exercise of outstanding warrants; then, at any time between March 15, 2006 and March 31, 2006, the Investors shall have a pro rata right to make an equity investment in the Company, at a price per Ordinary Share equal to the lower of (a) $1.75; and (b) 84% of the volume weighted average of closing prices of the ADRs on Nasdaq over the thirty trading days ending on March 15, 2006, in an amount up to the Future Financing Amount, less any amounts actually raised pursuant to subsections (i)-(iii) above.

To the extent that any Investor does not wish to take part in such financing, the unallocated portion of the Future Financing Amount will be allocated on a pro rata basis among those investors who have elected to take part in the financing until all of the Future Financing Amount has been allocated to investors that wish to take part in the financing.  The Future Financing Amount shall be reduced on a dollar-for-dollar basis to the extent that the gross amount raised in the May Offering exceeds $15 million.  As the gross proceeds in the offering were $17.78 million, or $2.78 million in excess of $15 million the Future Financing Amount of $10 million is reduced by $2.78 million to $7.22 million.